August 17, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Valneva SE
Registration Statement on Form F-3
Filed August 12, 2022
File No. 333- 266839

Acceleration Request

Requested Date: August 19, 2022
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-266839) (the “Registration Statement”), to become effective on August 19, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Katie Kazem and David Boles of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem or David Boles of Cooley LLP at (703) 456-8043 and +44 20 7556 4446, respectively.

[Signature page follows]

Very truly yours,

Valneva SE

By: /s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer and President

cc:

David Boles, Cooley LLP

Marc Recht, Cooley LLP

Katie A. Kazem, Cooley LLP

Jean-Marc Franceschi, Hogan Lovells Paris LLP

Robert E. Puopolo, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Arnaud Duhamel, Gide Loyrette Nouel A.A.R.P.I.

Guilhem Richard, Gide Loyrette Nouel A.A.R.P.I.